Summary

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Approximately 28% of all people employed across the globe work in agriculture. And although there is a vast wealth of knowledge about agriculture and farming, many food producers have limited access to it.

AgWiki provides a platform for agriculturists to share and seek information while building relationships with their industry peers. With over 3,000 users already on board, we're just getting started. We seek to change the game for food producers across the globe—and help solve world hunger and starvation while we're at it.



28% of the globally employed work in agriculture









That was roughly **1B** people in 2018

But the industry's members lack ways to share their knowledge with each other.

Reasons to Invest

- Social good: AgWiki helps disseminate crucial environmental and agronomic information that could potentially have huge impacts on food production everywhere
- Massive potential user base: There are more than 570 million farms on the planet, with approximately 28% of all working people globally being employed within the agricultural industry
- Collaboration with industry leaders: AgWiki attracts users by seeking out reputable and influential figures within the agriculture scene
- Farmers and ranchers have a heightened need to understand and relate to consumers' interests and demands regarding how food is grown and raised

Problem

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Lack of access to agronomic information = global malnourishment

Climate change has created increasingly difficult conditions across the globe for both crop and livestock farming.

Based on our extensive experience, there are vast amounts of agricultural knowledge and research, yet many food producers have limited access to this important agronomic information. For example, methods for something as vital as crop and livestock disease control are not shared around the globe on a regular nor timely basis.

In its basic form, farming is uncomplicated.

1 Put a seed in the ground.

2 Give the seed water and sunlight.

3 Harvest and repeat.



(Source)

With more than 815 million malnourished people throughout the world and hunger as the leading cause of death globally, we simply can't afford such limited knowledge sharing.







815M

malnourished people worldwide



As per *The Global Nutrition Report 2020*, "various forms of malnutrition — **underweight**, undernourished, overweight, and obese — **have become the leading causes of death and illness worldwide.**

When you have a planet of 7 Billion people, how do you keep them fed?

Solution

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Addressing world hunger via knowledge sharing

AgWiki has created a helpful and easy-to-use knowledge-sharing platform to connect food producers and provide life-saving information across the globe.

By enabling global communication between agriculturalists and researchers, agwiki will help:

1 Farmers become more aware of current issues and solutions in their fields.

2 Farmers become more advanced with new techniques via shared info.

3 Farmers increase their yearly bounties, leading to greater available food sources globally.

Product

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AgWiki is an all-encompassing platform for agriculturists













agwiki Features

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TOPIC(S): Pork/Swine/Pig/Hog,
11/25/2020 SOURCE:
www.nationalhogfarmer.com
Dashboard
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Messages

Join groups

Share documents

Private messaging

Cloud-based app

- News
- Weather Info.
- Ag Market Updates
- Ag Equipment
- Expert Analysis
- Trends & Reports

Users are able to:

- Join groups with similar interests and geolocations.
- Build relationships with their fellow agriculturists across the globe.
- Share research documents with their followers or in groups.
- Learn from Community and Thought Leaders hand-selected by AgWiki.
- Stay up to date with news on ag topics aggregated from around the world, as well as market updates and analysis on ag commodities.
- Buy or sell used equipment, as well as connect with local equipment dealers to buy new.
- Access educational courses and receive certification in various topics of interest and importance (COMING SOON).

Business Model

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Generating revenue by adding value for users


3 Revenue Streams
User Fees
Parternships
Online Classes
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agwiki
Solving World Food Problems Socially
FEED
TOPICS
GROUPS
PROFILE
BOOKMARKS
USERS
COMMODITIES
WEATHER
ALERTS
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ABOUT
INVITE FRIENDS
Copyright 2019 AgWiki. All rights Reserved
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For AgWiki, we foresee 3 future revenue streams:

User fees:

Varied by region and usage

Starting at $5/month, maxing out at $200/month

Partnerships:

Selling ad space on AgWiki

Working with organizations that will sponsor various AgWiki Group pages

Online classes:

Collaborating with agronomic educators and institutions to provide courses in various subject matters (e.g., water preservation, soil health, sustainable production methods)

Users receive certification for classes taken

Traction

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Launched and building a community

In 2020, AgWiki launched as a Minimum Viable Product. Focusing on usability, our digital production team has made significant strides in developing a standout product. Currently, AgWiki has nearly 2,300 registered users.


2200+
registered
users as of
December 2020
11:08
Following
Followers
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Dr Anirudh Garg
New Delhi, DL
MESSAGE
Randy Krotz
WILDWOOD, Missouri
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John LaRose Jr.
St Louis, MO
MESSAGE
Stewart McConachy
MESSAGE
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**The product is currently under development, final results, layout and features may differ.*

An important component of our information-sharing system, we've also begun introducing AgWiki to crucial influencers who are now onboarding as Community and Thought Leaders.

Thought Leaders



KIM BREMMER

Kim is a nationally recognized speaker and founder of AgInspirations.com.



MSASA JAMES

Msasa is the Managing Director of Bonde La Baraka.



DR. CURTIS LIVESAY

Dr. Livesay is a Certified Crop Adviser



NANCY KAVAZANJIAN

Nancy is a Wisconsin crop farmer who helps manage a 2000 acre family grain farm

Competition

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Curated, regulated information for an agricultural audience

Currently, there does not appear to be a global competitor doing what we do. As a dedicated agronomic information platform, industry expertise is key for us. Our Community and Thought Leaders provide users a broad-section of professional agricultural, livestock, and food know-how.



agwiki
Solving World Food Problems Socially

helps agriculturalists share & receive vital info.





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Ag Innovation
Ag Tech
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Coffee
Coronavirus/COVID
Fermentation / Wine
Food / Nutrition
Gardening
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**The product is currently under development, final results, layout and features may differ.*

Although platforms such as Facebook and LinkedIn provide some piecemeal features connecting people within the agriculture industry, such as interest groups dedicated to niche or general farming topics, they simply don't offer the curated ag space that AgWiki does. Our goal is to maintain AgWiki's social sharing purpose when it comes to the topics at hand. The goal of the platform is not to spark conversations around topics with a political agenda, it is to share important resources and information that can benefit the people using our platform.



Facebook & LinkedIn don't offer the solutions agriculturists need.

Core Problems With
facebook

- Manual operation
- No tools
- No suggestions
- No user skill sets
- Threads can't be archived
- No topics
- Too many distractions
- No rules of engagement

Core Problems With
Linked in

- Manual operation
- No tools
- Suggests for industry only
- Threads can't be archived
- No topics
- Too much clutter
- No rules of engagement

The above data is based on management's experience and research.

Market

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Agriculture is a vast global industry we all rely upon for survival

With nearly [570 million farms](#) on the planet, [approximately](#) 28% of all people employed across the globe work in agriculture. That's approximately 1 billion people who we believe could benefit from the type of information sharing offered by AgWiki.



28% of all people employed globally work in agriculture



1B can benefit!

(Source 1, Source 2)

Company Vision

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A massive user base to provide value all over the world

Within three years, we hope to reach two million active users.

Our ultimate vision is to become a well-known and highly valued resource for all those seeking to find or share food production information.



2M*

active users
by 2024

The projected users is based solely on good faith analysis conducted internally, actual results may differ.

Press

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Examples of Media and other Stories about AgWiki

AgWiki - Feature Story in major Missouri publication

https://ruralmissouri.org/growing-connections/

Founders

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John LaRose Jr. and John LaRose, Sr. worked together to bring an idea forward that was originally based on the concept of sharing university-level research with crop producers worldwide. AgWiki is rooted in the idea of helping to spread awareness and making this valuable information globally accessible to farmers, ranchers, and agriculturalists.

From day one, most of the AgWiki team has been interacting virtually with peers and leadership in the agriculture space, and each team member possesses strong collaborative skills—all of which we believe are necessary in order to cultivate and curate a valuable resource that bridges borders and connects the global agriculture community.

Our Leadership



JOHN M. LAROSE SR.
Chairman / CFO



JOHN M. LAROSE JR.
Vice Chariman / President



RANDY KROTZ
Chief Executive Officer